Dear Industrial Gas Inc

VIA EDGAR

July 07, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

Re:	Dear Industrial Gas Inc (the “Company”) Registration Statement on Form S-1 Filed July 02, 2026 File No. 333-297221

Dear SEC,

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

Sincerely,

/s/ Li Guanxiong

Li Guanxiong

Director and CEO